February 14, 2005

Ms. Melissa M. Walsh
Staff Accountant
U.S. Securities and Exchange Commission 450 5th Street, N.W.
Washington, D.C. 20549

         RE:      Viper Networks, Inc.
                  Form 8-K, filed February 4, 2005
                  File No. 000-32939

Dear Ms. Walsh:

On behalf of Viper Networks, Inc., and in accordance with your request by letter dated February 1, 2005, this letter provides the Company's acknowledgment that:

1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing of Form 8-K filed January 27, 2005;

2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or if I can help you further, please contact me. Thank you for your comments and assistance.

                                                     Sincerely,

                                                      /s/ Paul E. Atkiss

                                                     Paul E. Atkiss,
                                                     Chief Financial Officer
     PEA:
     cc: file